EXHIBIT 99.1

Just Energy Group Inc. Announces Agreement to Acquire Energy Monitoring and Management Company, EdgePower Inc.

TORONTO, Feb. 05, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (NYSE:JE) (TSX:JE) (“Just Energy” or the "Company"), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that, through a subsidiary, it has entered into a Sale and Purchase Agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado.  EdgePower currently provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America and has strong relationships with its customers.

Deborah Merril, Co-CEO of Just Energy, stated “EdgePower provides Just Energy an innovative technological capability that will enhance our commercial customers’ experience and advance how we partner with our customers to solve their changing energy management needs.  EdgePower can integrate energy data across multiple sites into one platform, giving customers the ability to easily optimize energy consumption using a single interface.  Adding EdgePower will assist Just Energy to comprehensively build out an Energy Management Solutions platform in the commercial space and create synergies with Just Energy’s lighting systems and commercial commodity business.  We are very excited by this transaction and to work closely with the team at EdgePower, including Nate Glasgow, the current CEO, and Karl Swanson, the current COO, who will remain with the business following the acquisition.”

Nate Glasgow, CEO of EdgePower, stated “We look forward to rapidly growing the business by combining EdgePower’s technology with Just Energy’s customer base and sales expertise.”

The aggregate consideration payable by Just Energy under the Purchase Agreement is (i) $14 million at closing, subject to customary adjustments, to be paid as to approximately $7 million in cash and $7 million by the issuance of Just Energy common shares, $3 million of which will be subject to a three year escrow hold period; and (ii) a one-time performance based payout after three years of up to a maximum of $6 million, subject to annual and cumulative performance thresholds.  Closing of the acquisition is expected to occur on or about February 28, 2018 and is subject to the satisfaction or waiver of a number of conditions customary in acquisition transactions of this nature, including the approval of the Toronto Stock Exchange and the New York Stock Exchange to list the Common Shares thereon.  All amounts are in U.S. Dollars.

About EdgePower Inc.

Founded in 2014, EdgePower provides commercial real-time monitoring, control, and analytics solutions through a cloud-based platform that integrates energy data across multiple sites into a single interface.  Visit www.edgepower.com for more information.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE) (TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom, Ireland, Germany and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These forward-looking statements include, but are not limited to the completion and timing of the acquisition of EdgePower, the impact of the acquisition on the Company’s Energy Management Solutions platform and potential synergies with Just Energy’s lighting systems and commercial commodity business, and are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to the results of the acquisition, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com